UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): April 15, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Suspension of the Offering

On April 15, 2019, BRIX REIT, Inc. (the “Company”) announced that effective close of business April 16, 2019 it will temporarily suspend the Regulation A-Tier 2 offering of its common stock and defer any capital inflows until it announces its next target property acquisition, which is currently expected to occur within 30 days, and during which time an annual renewal filing of its offering circular will be submitted to the Securities and Exchange Commission for qualification.

A copy of the notice to existing and prospective investors is attached to this Report as Exhibit 15.

Exhibits

Exhibit No.	Description
15	Current and prospective investors correspondence dated April 15, 2019.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: April 15, 2019